NO ACT

PE
3-27-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09011611

Received SEC
MAY 13 2009
Washington, DC 20549

May 13, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 5/13/09

Kate L. Bechen
Michael Best & Friedrich LLP
100 East Wisconsin Avenue
Suite 3300
Milwaukee, WI 53202-4108

Re: Anchor BanCorp Wisconsin Inc.
Incoming letter dated March 27, 2009

Dear Ms. Bechen:

This is in response to your letter dated March 27, 2009 concerning the shareholder proposal submitted to Anchor BanCorp by Anne K. Yakes. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Anne K. Yakes

*** FISMA & OMB Memorandum M-07-16 ***

May 13, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Anchor BanCorp Wisconsin Inc.
Incoming letter dated March 27, 2009

The proposal requests that the board adopt a new policy for the lending of funds to borrowers and the investment of assets after taking preliminary actions specified in the proposal.

There appears to be some basis for your view that Anchor BanCorp may exclude the proposal under rule 14a-8(i)(7), as relating to Anchor BanCorp's ordinary business operations (i.e., credit policies, loan underwriting and customer relations). Accordingly, we will not recommend enforcement action to the Commission if Anchor BanCorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MICHAEL BEST & FRIEDRICH LLP

Michael Best & Friedrich LLP
Attorneys at Law
100 East Wisconsin Avenue
Suite 3300
Milwaukee, WI 53202-4108
Phone 414.271.6560
Fax 414.277.0656

Kate L. Bechen
Direct 414.225.4956
Email klbechen@michaelbest.com

March 27, 2009

VIA EMAIL AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Proposed Omission of Shareholder Proposal Submitted by Anne Yakes to Anchor Bancorp Wisconsin, Inc.

Dear Ladies and Gentlemen:

On behalf of Anchor Bancorp Wisconsin, Inc., a Wisconsin corporation (the "Company"), and pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the proposal and supporting statement submitted by Anne Yakes (the "Proponent") from its proxy materials for the Company's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting").

The 2009 Annual Meeting is scheduled for July 28, 2009. The Company currently intends to file its definitive 2009 proxy materials with the Commission on or about June 17, 2009. Accordingly, this letter is timely and made in accordance with the requirements of Rule 14a-8(j) promulgated under the Exchange Act.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are: (i) six copies of the Proposal and supporting statement and, (ii) six copies of this letter, which includes an explanation of why the Company believes that it may exclude the Proposal from its proxy materials for the 2009 Annual Meeting.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Company's proxy materials for the 2009 Annual Meeting.

THE PROPOSAL

In a letter dated February 11, 2009, the Proponent submitted the following shareholder proposal (the "Proposal") with a supporting statement:

Resolved, that the stockholders of The Corporation request the Board of Directors to adopt a new policy for the lending of funds to borrowers and the investment of assets of The Corporation and the Bank after taking the following preliminary actions:

1) Retain an independent outside investment adviser to review, analyze, and recommend the suitability of such loans and investments, taking into account the capability of management to make, administer and supervise such activity;

2) Request such outside investment adviser to recommend a lending and investment policy to the Board of Directors;

3) Consider the disposition of loans and investments which the Board of Directors deems unsuitable in view of the outside investment advisers report to the Board under steps 1) and 2) above;

4) Include in such policy any additional steps and actions necessary to cleanse the Corporation and the Bank of unsuitable loans and investments and to implement the policy adopted.

A copy of the Proponent's cover letter, this Proposal and the supporting statement is attached to this letter as Exhibit A.

Please note that the "Corporation" referred to in the Proposal is the Company and the "Bank," as referred to in the Proposal, is a subsidiary of the Company.

The Company is continuing to communicate with the Proponent in order to have the Proponent withdraw the Proposal, but no resolution has yet been reached.

DISCUSSION

The Company intends to exclude the Proposal from its proxy statement and form of proxy for its 2009 Annual Meeting. We believe the Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal relates to the Company's management or ordinary business operations. The Proposal directs the Board of Directors to retain an outside expert, review and analyze loans and investments and dispose of some loans. The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the lending and investment policies and practices of the Company and, therefore, relates to the ordinary business operations of the Company.

The Commission set forth the underlying policy of the "ordinary business exclusion" as such: to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998)(the "Adopting Release"). The Commission has identified two primary considerations upon which the policy rests:

> "The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight... The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Release No. 34-40018 (May 21, 1998)

Developing and implementing lending and investment policies, as well as retaining experts to advise on similar issues, is a fundamental function of a bank and a bedrock of the Company's ordinary business operations. The Proposal addresses the Company's credit policies, loan underwriting and customer relationships, all which are fundamental aspects of the Company's ordinary business operations. Specifically, the Proposal seeks to have the board retain the services of a third party to review the loan underwriting and investment policies of the Company. The Staff has granted requested no-action relief pursuant to Rule 14a-8(i)(7) where the proposal in substance sought to have the board of directors retain the services of an independent third party for the purpose of evaluating alternatives. For example, in each of *First Charter Corp.* (January 18, 2005), *Medallion Financial Corp.* (May 11, 2004) and *BKF Capital Group, Inc.* (February 27, 2004), the Staff concurred in the exclusion of a proposal recommending that the board engage an investment banking firm to evaluate possible alternatives to maximize shareholder value because the proposal related to the Company's ordinary business operations.

The Staff has agreed that decisions relating to a company's lending and investing policies involve day-to-day business operations and, as such, shareholder proposals relating to such activities are properly excludable under Rule 14a-8(i)(7). For example, in *Citigroup* (January 8, 1997), the Staff found a proposal that requested the board to review the company's current policies and procedures to monitor the use of accounts by customers to transfer capital in order to combat illegal transactions excludable because it "involved matters of day-to-day business operations." In *BankAmerica Corporation* (March 23, 1992), the Staff determined that a proposal to establish a committee to oversee rejected credit applications was excludable because it related to the company's ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1992), the Staff approved the exclusion of a proposal requesting the establishment of a procedure to provide customers and shareholders with access to information concerning their accounts with the bank because the proposal dealt with ordinary business operations.

On the basis of these earlier no-action positions, we believe that the no-action relief requested by the Company would be appropriate in the instant situation. The Proposal focuses on retaining a third party to perform services related to the Company's lending and investment policies. Clearly, retaining outside experts and evaluating lending and investing policies are matters relating to the ordinary business operations of the Company and not matters to be submitted to the shareholders and, therefore, are excludable under Rule 14a-8(i)(7).

MICHAEL BEST
& FRIEDRICH LLP

Sincerely,

MICHAEL BEST & FRIEDRICH LLP

Kate L. Bechen

Kate L. Bechen

Exhibit A

Proponent's Cover Letter,

Proposal and Supporting Statement

Feb. 11, 2009

Anchor Bancorp Wisconsin, Inc.
25 West Main Street
Madison, WI 53703

Attn: Mark D. Timmerman, Executive Vice President and Secretary

Re: Shareholder Proposal

Dear Mr. Timmerman:

Enclosed please find the Shareholder Proposal I am submitting to you pursuant to the rules outlined in the 2008 Anchor Annual Report. The Resolution has been prepared with the appropriate introduction and opening statement, the Resolution itself and the Shareholder Supporting Statement.

In the event you have any question concerning this matter I can be reached at the address and phone # set forth below. Thank you.

Very Truly Yours,

Anne K. Yakes February 11, 2009
Anne K. Yakes

Address:

*** FISMA & OMB Memorandum M-07-16 ***

*** Phone: FISMA & OMB Memorandum M-07-16 ***

Proposal #

Shareholder Proposal that the Board of Directors of Anchor Bancorp Wisconsin, Inc. (Corporation) adopt a new policy for lending and investing its funds and assets and those of its subsidiary, Anchor Bank, fsb (Bank) after an independent review of all material factors bearing upon such matters as set forth in the Resolution.

Anne K. Yakes, *** FISMA & OMB Memorandum M-07-16 *** , the owner of 935 shares of The Corporation common stock, has given notice of her intent to introduce the following Resolution at the Annual Meeting:

Resolved, that the stockholders of The Corporation request the Board of Directors to adopt a new policy for the lending of funds to borrowers and the investment of assets of The Corporation and the Bank after taking the following preliminary actions:

1) Retain an independent outside investment adviser to review, analyze, and recommend the suitability of such loans and investments, taking into account the capability of management to make, administer and supervise such activity;
2) Request such outside investment adviser to recommend a lending and investment policy to the Board of Directors;
3) Consider the disposition of loans and investments which the Board of Directors deems unsuitable in view of the outside investment advisers report to the Board under steps 1) and 2) above;
4) Include in such policy any additional steps and actions necessary to cleanse the Corporation and the Bank of unsuitable loans and investments and to implement the policy adopted.

Shareholder Supporting Statement:

From the plethora of Bank loans shown as either non-performing ($169.1 million); non-accrual loans ($139.4 million); impaired loans ($138.1million) net of specific valuation allowances; substandard loans ($181.7 million) as of September 30, 2008, the scope of the Corporation (and its Bank) financial condition can be seen. All of these classifications of bad loans show a marked increase over the March 31, 2008 status. The forms 10-Q filed by the Corporation for the quarters ending 3/31/2008 and 9/30/2008 show the extent to which the loan portfolio has declined.

As of September 30, 2008 the 10-Q shows 30 loans of one million dollars or more were substandard, most of which were non- accrual, several such loans were foreclosed properties, but all such loans were or are candidates for loan losses or write offs in the future. The net income loss as of September 30, 2008 was 24 million dollars or $1.11 per share, reducing the book value per share from $16.17 per share as of March 31, 2008 to $14.76 per share on September 30, 2008. The outlook for the quarter ending December 31, 2008 promises no relief from the deluge of bad financial news.

If ever there was a time for a fresh independent evaluation of the Corporation and the Bank's lending policies, its capability of managing such a huge inventory of toxic loans, its adoption of a new policy to correct past practices and set a new course for the

AKY

future, the divesting of inappropriate loans and assets and to implement a new policy regime, this is it.

A close look at the 30 substandard loans reveals that most were large land development loans, large condominium projects, or commercial development loans. It seems a long way from the predecessor savings and loan background of investing in single family, duplex and modest sized residential development loans.

The tip of the iceberg, however, is the Corporation's investment subsidiary, IDI, which guarantees loans to development projects located in the western United States in which the Corporation is a limited partner in four (4) large projects with the following financial commitment:

a. Corporation's $49.9 million dollar capital investment as a limited partner.
b. IDI has guaranteed $31.5 million dollars in loans of which $29.4 million were outstanding as of September 30, 2008.
c. The Corporation is committed to funding operating deficits of the partnerships of $31.5 million dollars more.
d. The current liabilities of the operating partnership are loans to third parties of $29.6 million, other liabilities of 1.6 million and minority interests outstanding of $6 million, all as of September 30, 2008.

There has been no revenue from the operating partnerships for the six (6) month period ending September 30, 2008. If the above financial disaster is not evidence for the need of a new loan and investing policy, it is difficult to see what would shake the Corporation to adopt such a policy.

I believe that the Board of Directors should obtain the advice and assistance of an independent investment consultant to review the Corporation and Bank's current loan and investment status; devise a new policy based upon management's capacity to analyze, review, implement and supervise the loan and investment portfolio; and to recommend assets liquidation to clean up the portfolio in keeping with the new policy. The Board should take any action required in order to fully implement this new policy.

Therefore, I urge shareholders to vote for this important new policy for lending and investing by the Corporation and the Bank.

AK1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

May 13, 2009

Kate L. Bechen
Michael Best & Friedrich LLP
100 East Wisconsin Avenue
Suite 3300
Milwaukee, WI 53202-4108

Re: Anchor BanCorp Wisconsin Inc.
Incoming letter dated March 27, 2009

Dear Ms. Bechen:

This is in response to your letter dated March 27, 2009 concerning the shareholder proposal submitted to Anchor BanCorp by Anne K. Yakes. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Anne K. Yakes
147 E. Fairmount Avenue
Whitefish Bay, WI 53217

May 13, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Anchor BanCorp Wisconsin Inc.
Incoming letter dated March 27, 2009

The proposal requests that the board adopt a new policy for the lending of funds to borrowers and the investment of assets after taking preliminary actions specified in the proposal.

There appears to be some basis for your view that Anchor BanCorp may exclude the proposal under rule 14a-8(i)(7), as relating to Anchor BanCorp's ordinary business operations (i.e., credit policies, loan underwriting and customer relations). Accordingly, we will not recommend enforcement action to the Commission if Anchor BanCorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Greg Belliston

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MICHAEL BEST
& FRIEDRICH LLP

Michael Best & Friedrich LLP
Attorneys at Law
100 East Wisconsin Avenue
Suite 3300
Milwaukee, WI 53202-4108
Phone 414.271.6560
Fax 414.277.0656

Kate L. Bechen
Direct 414.225.4956
Email klbechen@michaelbest.com

March 27, 2009

VIA EMAIL AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Proposed Omission of Shareholder Proposal Submitted by Anne Yakes to Anchor Bancorp Wisconsin, Inc.

Dear Ladies and Gentlemen:

On behalf of Anchor Bancorp Wisconsin, Inc., a Wisconsin corporation (the "Company"), and pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the proposal and supporting statement submitted by Anne Yakes (the "Proponent") from its proxy materials for the Company's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting").

The 2009 Annual Meeting is scheduled for July 28, 2009. The Company currently intends to file its definitive 2009 proxy materials with the Commission on or about June 17, 2009. Accordingly, this letter is timely and made in accordance with the requirements of Rule 14a-8(j) promulgated under the Exchange Act.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are: (i) six copies of the Proposal and supporting statement and, (ii) six copies of this letter, which includes an explanation of why the Company believes that it may exclude the Proposal from its proxy materials for the 2009 Annual Meeting.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Company's proxy materials for the 2009 Annual Meeting.

THE PROPOSAL

In a letter dated February 11, 2009, the Proponent submitted the following shareholder proposal (the "Proposal") with a supporting statement:

> Resolved, that the stockholders of The Corporation request the Board of Directors to adopt a new policy for the lending of funds to borrowers and the investment of assets of The Corporation and the Bank after taking the following preliminary actions:
>
> 1) Retain an independent outside investment adviser to review, analyze, and recommend the suitability of such loans and investments, taking into account the capability of management to make, administer and supervise such activity;
>
> 2) Request such outside investment adviser to recommend a lending and investment policy to the Board of Directors;
>
> 3) Consider the disposition of loans and investments which the Board of Directors deems unsuitable in view of the outside investment advisers report to the Board under steps 1) and 2) above;
>
> 4) Include in such policy any additional steps and actions necessary to cleanse the Corporation and the Bank of unsuitable loans and investments and to implement the policy adopted.

A copy of the Proponent's cover letter, this Proposal and the supporting statement is attached to this letter as Exhibit A.

Please note that the "Corporation" referred to in the Proposal is the Company and the "Bank," as referred to in the Proposal, is a subsidiary of the Company.

The Company is continuing to communicate with the Proponent in order to have the Proponent withdraw the Proposal, but no resolution has yet been reached.

DISCUSSION

The Company intends to exclude the Proposal from its proxy statement and form of proxy for its 2009 Annual Meeting. We believe the Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal relates to the Company's management or ordinary business operations. The Proposal directs the Board of Directors to retain an outside expert, review and analyze loans and investments and dispose of some loans. The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the lending and investment policies and practices of the Company and, therefore, relates to the ordinary business operations of the Company.

The Commission set forth the underlying policy of the "ordinary business exclusion" as such: to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998)(the "Adopting Release"). The Commission has identified two primary considerations upon which the policy rests:

> "The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight... The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Release No. 34-40018 (May 21, 1998)

Developing and implementing lending and investment policies, as well as retaining experts to advise on similar issues, is a fundamental function of a bank and a bedrock of the Company's ordinary business operations. The Proposal addresses the Company's credit policies, loan underwriting and customer relationships, all which are fundamental aspects of the Company's ordinary business operations. Specifically, the Proposal seeks to have the board retain the services of a third party to review the loan underwriting and investment policies of the Company. The Staff has granted requested no-action relief pursuant to Rule 14a-8(i)(7) where the proposal in substance sought to have the board of directors retain the services of an independent third party for the purpose of evaluating alternatives. For example, in each of *First Charter Corp.* (January 18, 2005), *Medallion Financial Corp.* (May 11, 2004) and *BKF Capital Group, Inc.* (February 27, 2004), the Staff concurred in the exclusion of a proposal recommending that the board engage an investment banking firm to evaluate possible alternatives to maximize shareholder value because the proposal related to the Company's ordinary business operations.

The Staff has agreed that decisions relating to a company's lending and investing policies involve day-to-day business operations and, as such, shareholder proposals relating to such activities are properly excludable under Rule 14a-8(i)(7). For example, in *Citigroup* (January 8, 1997), the Staff found a proposal that requested the board to review the company's current policies and procedures to monitor the use of accounts by customers to transfer capital in order to combat illegal transactions excludable because it "involved matters of day-to-day business operations." In *BankAmerica Corporation* (March 23, 1992), the Staff determined that a proposal to establish a committee to oversee rejected credit applications was excludable because it related to the company's ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1992), the Staff approved the exclusion of a proposal requesting the establishment of a procedure to provide customers and shareholders with access to information concerning their accounts with the bank because the proposal dealt with ordinary business operations.

On the basis of these earlier no-action positions, we believe that the no-action relief requested by the Company would be appropriate in the instant situation. The Proposal focuses on retaining a third party to perform services related to the Company's lending and investment policies. Clearly, retaining outside experts and evaluating lending and investing policies are matters relating to the ordinary business operations of the Company and not matters to be submitted to the shareholders and, therefore, are excludable under Rule 14a-8(i)(7).

Sincerely,

MICHAEL BEST & FRIEDRICH LLP

Kate L. Bechen

Kate L. Bechen

Exhibit A

Proponent's Cover Letter,

Proposal and Supporting Statement

Feb. 11, 2009

Anchor Bancorp Wisconsin, Inc.
25 West Main Street
Madison, WI 53703

Attn: Mark D. Timmerman, Executive Vice President and Secretary

Re: Shareholder Proposal

Dear Mr. Timmerman:

Enclosed please find the Shareholder Proposal I am submitting to you pursuant to the rules outlined in the 2008 Anchor Annual Report. The Resolution has been prepared with the appropriate introduction and opening statement, the Resolution itself and the Shareholder Supporting Statement.

In the event you have any question concerning this matter I can be reached at the address and phone # set forth below. Thank you.

Very Truly Yours,

Anne K. Yakes February 11, 2009
Anne K. Yakes

Address:
147 E. Fairmount Avenue
Whitefish Bay, WI 53217

Phone: 414.793.7010

Proposal #

Shareholder Proposal that the Board of Directors of Anchor Bancorp Wisconsin, Inc. (Corporation) adopt a new policy for lending and investing its funds and assets and those of its subsidiary, Anchor Bank, fsb (Bank) after an independent review of all material factors bearing upon such matters as set forth in the Resolution.

Anne K. Yakes, 147 E. Fairmount Ave., Whitefish Bay, WI 53217, the owner of 935 shares of The Corporation common stock, has given notice of her intent to introduce the following Resolution at the Annual Meeting:

Resolved, that the stockholders of The Corporation request the Board of Directors to adopt a new policy for the lending of funds to borrowers and the investment of assets of The Corporation and the Bank after taking the following preliminary actions:

1) Retain an independent outside investment adviser to review, analyze, and recommend the suitability of such loans and investments, taking into account the capability of management to make, administer and supervise such activity;
2) Request such outside investment adviser to recommend a lending and investment policy to the Board of Directors;
3) Consider the disposition of loans and investments which the Board of Directors deems unsuitable in view of the outside investment advisers report to the Board under steps 1) and 2) above;
4) Include in such policy any additional steps and actions necessary to cleanse the Corporation and the Bank of unsuitable loans and investments and to implement the policy adopted.

Shareholder Supporting Statement:

From the plethora of Bank loans shown as either non-performing ($169.1 million); non-accrual loans ($139.4 million); impaired loans ($138.1million) net of specific valuation allowances; substandard loans ($181.7 million) as of September 30, 2008, the scope of the Corporation (and its Bank) financial condition can be seen. All of these classifications of bad loans show a marked increase over the March 31, 2008 status. The forms 10-Q filed by the Corporation for the quarters ending 3/31/2008 and 9/30/2008 show the extent to which the loan portfolio has declined.

As of September 30, 2008 the 10-Q shows 30 loans of one million dollars or more were substandard, most of which were non- accrual, several such loans were foreclosed properties, but all such loans were or are candidates for loan losses or write offs in the future. The net income loss as of September 30, 2008 was 24 million dollars or $1.11 per share, reducing the book value per share from $16.17 per share as of March 31, 2008 to $14.76 per share on September 30, 2008. The outlook for the quarter ending December 31, 2008 promises no relief from the deluge of bad financial news.

If ever there was a time for a fresh independent evaluation of the Corporation and the Bank's lending policies, its capability of managing such a huge inventory of toxic loans, its adoption of a new policy to correct past practices and set a new course for the

AKY

future, the divesting of inappropriate loans and assets and to implement a new policy regime, this is it.

A close look at the 30 substandard loans reveals that most were large land development loans, large condominium projects, or commercial development loans. It seems a long way from the predecessor savings and loan background of investing in single family, duplex and modest sized residential development loans.

The tip of the iceberg, however, is the Corporation's investment subsidiary, IDI, which guarantees loans to development projects located in the western United States in which the Corporation is a limited partner in four (4) large projects with the following financial commitment:

a. Corporation's $49.9 million dollar capital investment as a limited partner.
b. IDI has guaranteed $31.5 million dollars in loans of which $29.4 million were outstanding as of September 30, 2008.
c. The Corporation is committed to funding operating deficits of the partnerships of $31.5 million dollars more.
d. The current liabilities of the operating partnership are loans to third parties of $29.6 million, other liabilities of 1.6 million and minority interests outstanding of $6 million, all as of September 30, 2008.

There has been no revenue from the operating partnerships for the six (6) month period ending September 30, 2008. If the above financial disaster is not evidence for the need of a new loan and investing policy, it is difficult to see what would shake the Corporation to adopt such a policy.

I believe that the Board of Directors should obtain the advice and assistance of an independent investment consultant to review the Corporation and Bank's current loan and investment status; devise a new policy based upon management's capacity to analyze, review, implement and supervise the loan and investment portfolio; and to recommend assets liquidation to clean up the portfolio in keeping with the new policy. The Board should take any action required in order to fully implement this new policy.

Therefore, I urge shareholders to vote for this important new policy for lending and investing by the Corporation and the Bank.

AK1

MICHAEL BEST
& FRIEDRICH LLP

Michael Best & Friedrich LLP
Attorneys at Law
100 East Wisconsin Avenue
Suite 3300
Milwaukee, WI 53202-4108
Phone 414.271.6560
Fax 414.277.0656

Kate L. Bechen
Direct 414.225.4956
Email klbechen@michaelbest.com

March 27, 2009

VIA EMAIL AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Proposed Omission of Shareholder Proposal Submitted by Anne Yakes to Anchor Bancorp Wisconsin, Inc.

Dear Ladies and Gentlemen:

On behalf of Anchor Bancorp Wisconsin, Inc., a Wisconsin corporation (the "Company"), and pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the proposal and supporting statement submitted by Anne Yakes (the "Proponent") from its proxy materials for the Company's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting").

The 2009 Annual Meeting is scheduled for July 28, 2009. The Company currently intends to file its definitive 2009 proxy materials with the Commission on or about June 17, 2009. Accordingly, this letter is timely and made in accordance with the requirements of Rule 14a-8(j) promulgated under the Exchange Act.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are: (i) six copies of the Proposal and supporting statement and, (ii) six copies of this letter, which includes an explanation of why the Company believes that it may exclude the Proposal from its proxy materials for the 2009 Annual Meeting.

A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from the Company's proxy materials for the 2009 Annual Meeting.

THE PROPOSAL

In a letter dated February 11, 2009, the Proponent submitted the following shareholder proposal (the "Proposal") with a supporting statement:

Resolved, that the stockholders of The Corporation request the Board of Directors to adopt a new policy for the lending of funds to borrowers and the investment of assets of The Corporation and the Bank after taking the following preliminary actions:

1) Retain an independent outside investment adviser to review, analyze, and recommend the suitability of such loans and investments, taking into account the capability of management to make, administer and supervise such activity;

2) Request such outside investment adviser to recommend a lending and investment policy to the Board of Directors;

3) Consider the disposition of loans and investments which the Board of Directors deems unsuitable in view of the outside investment advisers report to the Board under steps 1) and 2) above;

4) Include in such policy any additional steps and actions necessary to cleanse the Corporation and the Bank of unsuitable loans and investments and to implement the policy adopted.

A copy of the Proponent's cover letter, this Proposal and the supporting statement is attached to this letter as Exhibit A.

Please note that the "Corporation" referred to in the Proposal is the Company and the "Bank," as referred to in the Proposal, is a subsidiary of the Company.

The Company is continuing to communicate with the Proponent in order to have the Proponent withdraw the Proposal, but no resolution has yet been reached.

DISCUSSION

The Company intends to exclude the Proposal from its proxy statement and form of proxy for its 2009 Annual Meeting. We believe the Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal relates to the Company's management or ordinary business operations. The Proposal directs the Board of Directors to retain an outside expert, review and analyze loans and investments and dispose of some loans. The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the lending and investment policies and practices of the Company and, therefore, relates to the ordinary business operations of the Company.

The Commission set forth the underlying policy of the "ordinary business exclusion" as such: to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998)(the "Adopting Release"). The Commission has identified two primary considerations upon which the policy rests:

> "The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight... The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Release No. 34-40018 (May 21, 1998)

Developing and implementing lending and investment policies, as well as retaining experts to advise on similar issues, is a fundamental function of a bank and a bedrock of the Company's ordinary business operations. The Proposal addresses the Company's credit policies, loan underwriting and customer relationships, all which are fundamental aspects of the Company's ordinary business operations. Specifically, the Proposal seeks to have the board retain the services of a third party to review the loan underwriting and investment policies of the Company. The Staff has granted requested no-action relief pursuant to Rule 14a-8(i)(7) where the proposal in substance sought to have the board of directors retain the services of an independent third party for the purpose of evaluating alternatives. For example, in each of *First Charter Corp.* (January 18, 2005), *Medallion Financial Corp.* (May 11, 2004) and *BKF Capital Group, Inc.* (February 27, 2004), the Staff concurred in the exclusion of a proposal recommending that the board engage an investment banking firm to evaluate possible alternatives to maximize shareholder value because the proposal related to the Company's ordinary business operations.

The Staff has agreed that decisions relating to a company's lending and investing policies involve day-to-day business operations and, as such, shareholder proposals relating to such activities are properly excludable under Rule 14a-8(i)(7). For example, in *Citigroup* (January 8, 1997), the Staff found a proposal that requested the board to review the company's current policies and procedures to monitor the use of accounts by customers to transfer capital in order to combat illegal transactions excludable because it "involved matters of day-to-day business operations." In *BankAmerica Corporation* (March 23, 1992), the Staff determined that a proposal to establish a committee to oversee rejected credit applications was excludable because it related to the company's ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1992), the Staff approved the exclusion of a proposal requesting the establishment of a procedure to provide customers and shareholders with access to information concerning their accounts with the bank because the proposal dealt with ordinary business operations.

On the basis of these earlier no-action positions, we believe that the no-action relief requested by the Company would be appropriate in the instant situation. The Proposal focuses on retaining a third party to perform services related to the Company's lending and investment policies. Clearly, retaining outside experts and evaluating lending and investing policies are matters relating to the ordinary business operations of the Company and not matters to be submitted to the shareholders and, therefore, are excludable under Rule 14a-8(i)(7).

MICHAEL BEST
& FRIEDRICH LLP

Sincerely,

MICHAEL BEST & FRIEDRICH LLP

Kate L. Bechen

Kate L. Bechen

MICHAEL BEST
& FRIEDRICH LLP

Exhibit A

Proponent's Cover Letter,

Proposal and Supporting Statement

Feb. 11, 2009

Anchor Bancorp Wisconsin, Inc.
25 West Main Street
Madison, WI 53703

Attn: Mark D. Timmerman, Executive Vice President and Secretary

Re: Shareholder Proposal

Dear Mr. Timmerman:

Enclosed please find the Shareholder Proposal I am submitting to you pursuant to the rules outlined in the 2008 Anchor Annual Report. The Resolution has been prepared with the appropriate introduction and opening statement, the Resolution itself and the Shareholder Supporting Statement.

In the event you have any question concerning this matter I can be reached at the address and phone # set forth below. Thank you.

Very Truly Yours,

Anne K. Yakes February 11, 2009
Anne K. Yakes

Address:
147 E. Fairmount Avenue
Whitefish Bay, WI 53217

Phone: 414.793.7010

Proposal #

Shareholder Proposal that the Board of Directors of Anchor Bancorp Wisconsin, Inc. (Corporation) adopt a new policy for lending and investing its funds and assets and those of its subsidiary, Anchor Bank, fsb (Bank) after an independent review of all material factors bearing upon such matters as set forth in the Resolution.

Anne K. Yakes, 147 E. Fairmount Ave., Whitefish Bay, WI 53217, the owner of 935 shares of The Corporation common stock, has given notice of her intent to introduce the following Resolution at the Annual Meeting:

Resolved, that the stockholders of The Corporation request the Board of Directors to adopt a new policy for the lending of funds to borrowers and the investment of assets of The Corporation and the Bank after taking the following preliminary actions:

1) Retain an independent outside investment adviser to review, analyze, and recommend the suitability of such loans and investments, taking into account the capability of management to make, administer and supervise such activity;
2) Request such outside investment adviser to recommend a lending and investment policy to the Board of Directors;
3) Consider the disposition of loans and investments which the Board of Directors deems unsuitable in view of the outside investment advisers report to the Board under steps 1) and 2) above;
4) Include in such policy any additional steps and actions necessary to cleanse the Corporation and the Bank of unsuitable loans and investments and to implement the policy adopted.

Shareholder Supporting Statement:

From the plethora of Bank loans shown as either non-performing ($169.1 million); non-accrual loans ($139.4 million); impaired loans ($138.1million) net of specific valuation allowances; substandard loans ($181.7 million) as of September 30, 2008, the scope of the Corporation (and its Bank) financial condition can be seen. All of these classifications of bad loans show a marked increase over the March 31, 2008 status. The forms 10-Q filed by the Corporation for the quarters ending 3/31/2008 and 9/30/2008 show the extent to which the loan portfolio has declined.

As of September 30, 2008 the 10-Q shows 30 loans of one million dollars or more were substandard, most of which were non- accrual, several such loans were foreclosed properties, but all such loans were or are candidates for loan losses or write offs in the future. The net income loss as of September 30, 2008 was 24 million dollars or $1.11 per share, reducing the book value per share from $16.17 per share as of March 31, 2008 to $14.76 per share on September 30, 2008. The outlook for the quarter ending December 31, 2008 promises no relief from the deluge of bad financial news.

If ever there was a time for a fresh independent evaluation of the Corporation and the Bank's lending policies, its capability of managing such a huge inventory of toxic loans, its adoption of a new policy to correct past practices and set a new course for the

AKY

future, the divesting of inappropriate loans and assets and to implement a new policy regime, this is it.

A close look at the 30 substandard loans reveals that most were large land development loans, large condominium projects, or commercial development loans. It seems a long way from the predecessor savings and loan background of investing in single family, duplex and modest sized residential development loans.

The tip of the iceberg, however, is the Corporation's investment subsidiary, IDI, which guarantees loans to development projects located in the western United States in which the Corporation is a limited partner in four (4) large projects with the following financial commitment:

a. Corporation's $49.9 million dollar capital investment as a limited partner.
b. IDI has guaranteed $31.5 million dollars in loans of which $29.4 million were outstanding as of September 30, 2008.
c. The Corporation is committed to funding operating deficits of the partnerships of $31.5 million dollars more.
d. The current liabilities of the operating partnership are loans to third parties of $29.6 million, other liabilities of 1.6 million and minority interests outstanding of $6 million, all as of September 30, 2008.

There has been no revenue from the operating partnerships for the six (6) month period ending September 30, 2008. If the above financial disaster is not evidence for the need of a new loan and investing policy, it is difficult to see what would shake the Corporation to adopt such a policy.

I believe that the Board of Directors should obtain the advice and assistance of an independent investment consultant to review the Corporation and Bank's current loan and investment status; devise a new policy based upon management's capacity to analyze, review, implement and supervise the loan and investment portfolio; and to recommend assets liquidation to clean up the portfolio in keeping with the new policy. The Board should take any action required in order to fully implement this new policy.

Therefore, I urge shareholders to vote for this important new policy for lending and investing by the Corporation and the Bank.

AKY

Tin

Shareholder Proposals Internet Posting

Company Name: Anchor Bancorp

Proponent: Anne Yaker

Incoming Letter Date: 3-27-09

SEC Response Date: 5-13-09

Recon Date Mailed: ____________________

Appeal Date Mailed: ____________________

Incoming Letter:	**Complete Package:**
Redacted by: Tina Herring	Cynthia Brooks
Date Redacted: 4/1/09	5-15-09
Reviewed by: WG	WG
Date Review completed: 4-1-09	5-18-09
Redactions: (Y) N	(Y) N

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